Exhibit 12.1

Emerald Oil, Inc.

Computation of Ratio of Earnings to Fixed Charges

and Ratio of Earnings to Fixed Charges Plus Preferred Stock Dividends

		Year Ended December 31,
	From Inception on April 18, 2008 Through December 31, 2008	2009	2010	2011	2012	For Nine Months Ended September 30, 2013
Earnings
Net income (loss)	$16,734	$(2,277,192)	$(4,268,569)	$(1,345,054)	$(62,296,099)	$50,548
Income Taxes	6,454	-	65,240	-	-	-
Amortization of Capitalized Interest	-	-	1,577	1,520	8,882	22,174
Interest Expense	-	-	629,026	2,036,032	2,614,240	276,113

	23,188	(2,277,192)	(3,572,726)	692,498	(59,672,978)	348,835

Fixed Charges
Rent expense/office lease	-	-	1,577	1,520	8,882	22,174
Interest incurred (expense or capitalized)	-	-	629,026	2,036,032	2,614,240	276,113

Ratio of earnings to fixed charges	n/a	n/a	-5.67	0.34	-22.75	1.17

Deficiency ($)			$4,203,329	$1,345,054	$62,296,099	$-

Preferred stock dividends	-	-	-	-	-	11,155,658

Ratio of earnings to fixed charges plus preferred stock dividends	n/a	n/a	n/a	n/a	n/a	0.03

Deficiency ($)						$-